Exhibit 99.1

AMENDMENT NO. 2 TO

EMPLOYMENT AGREEMENT

This AMENDMENT NO. 2 TO THE EMPLOYMENT AGREEMENT (the “Amendment”), is entered into as of March 31, 2023 (the “Effective Date”), by and between Bit Brother Limited, incorporated under the laws of the British Virgin Islands (the “Company”), and Xianlong Wu, an individual (the “CEO”). Except with respect to the direct employment of the CEO by the Company, the term “Company” as used herein with respect to all obligations of the CEO hereunder shall be deemed to include the Company and all of its subsidiaries and affiliated entities (collectively, the “Group”).

RECITALS

WHEREAS, the Company and the CEO desire to amend the employment agreement entered into by the parties on March 22, 2021, as amended on September 9, 2021 (the “Original Agreement”), to amend the terms of the Original Agreement as described in this Amendment. Section 16 of the Original Agreement provides that the Original Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to the Original Agreement, which agreement is executed by both of the parties hereto. This Amendment is intended to evidence the written agreement of each of the parties to amend the Original Agreement set forth herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound and in consideration of the mutual agreements and covenants contained herein and in the Original Agreement, hereby agree to amend the Original Agreement as follows:

1) Amendment to Section 6. Section 6 of the Original Agreement is hereby amended by replacing Section 6 in its entirety with the following amended Section 6:

6. COMPENSATION AND BENEFITS

(a) Base Salary. The CEO’s annual salary shall be $500,000, paid in periodic installments in accordance with the company’s regular payroll practices commencing on the date hereof. The CEO shall also receive an annual share compensation equal to either (i) $1,500,000, payable in Class B Ordinary Shares of the Company at market value when the price of the Company’s Class A Ordinary Shares is trading below $1.00 per share; or (ii) 1,500,000 Class B Ordinary Shares of the Company when the price per share of the Company’s Class A Ordinary Shares is trading at or above $1.00 per share, subject to annual review and approval by the Compensation Committee of the Board.

(b) Bonus. The CEO shall be eligible for Bonuses determined by the Board.

(c) Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the CEO will be eligible to participate in such plan pursuant to the terms thereof as determined by the Board.

(d) Benefits. The CEO is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

(e) Expenses. The CEO shall be entitled to reimbursement by the Company for all reasonable ordinary and necessary travel and other expenses incurred by the CEO in the performance of his duties under this Agreement; provided that he properly accounts for such expenses in accordance with the Company’s policies and procedures.

2) Entire Agreement. The Company and the CEO acknowledge that there are no agreements or understandings, written or oral, between the Company and the CEO with respect to the matters set forth in the Original Agreement and in this Amendment, other than as set forth in the Original Agreement, as amended by this Amendment. The Company and the CEO further acknowledge that the Original Agreement, as amended by this Amendment, contains the entire agreement between the Company and the CEO with respect to the subject matter hereof and thereof, and that no covenant, condition, or other term or provision may be waived or modified orally.

3) Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the laws of the State of New York and each of the parties irrevocably consents to the jurisdiction and venue of the federal and state courts located in New York.

4) Counterparts and Electronic Transmission. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparties shall, together, constitute only one instrument. This Amendment may be executed and delivered by facsimile or electronic transmission.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

Bit Brother Limited

By:	/s/ Diyu Jiang
Name:	Diyu Jiang
Title:	Chief Financial Officer

CEO

By:	/s/ Xianlong Wu
Name:	Xianlong Wu